HIGHLAND FUNDS II (the "Trust")
Highland International Equity Fund
Highland Global Select Equity Fund

RESULTS OF SHAREHOLDER PROXY

Rule 30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires registered management companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Trustees of the Trust solicited a vote by the shareholders for the following items:

At a special joint meeting of shareholders held on August 21, 2013 and adjourned to September 13, 2013, the results of Proposal I were as follows:

Proposal I: Approval of the Agreement and Plan of Reorganization by and among Highland International Equity Fund and Highland Global Select Equity Fund, and Highland Funds II, on behalf of Highland Global Allocation Fund.

Highland International Equity Fund:


                No. of Shares    % of Outstanding  % of Voted
X For            415,227.7240         46.932%         89.571%
  Against         31,324.9160          3.541%          6.757%
  Abstain         17,021.3710          1.924%          3.672%


Highland Global Select Equity Fund:


                No. of Shares   % of Outstanding  % of Voted
X For            476,105.8800         45.384%        89.369%
  Against         31,912.1440          3.042%         5.990%
  Abstain         24,724.6150          2.357%         4.641%